United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)

Astrex, Inc.
(Name of the Issuer)

Astrex, Inc. Common Stock
(Title of Class of Securities)

046357-20-8
(CUSIP Number)

Howard Amster, 23811 Chagrin Blvd., Suite 200
Beachwood, OH 44122-5525 (216) 5951047
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

6/1/01
(Date of Event Which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).





















1	Name of Reporting Person	Howard Amster

2	If a member group			a)	/ /
						b)	/X/

3	SEC Use only

4	Source of Funds			PF

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship				USA

Number of Shares		7	Sole Voting			481,495
Beneficially
Owned By Each		8	Shared Voting		403,930
Reporting Person
With				9	Sole Dispositive		481,495

		          10	Shared Dispositive	403,930


11	Aggregate Amount Beneficially owned			635,425

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11) 11.46 %

14 	Type Reporting Person				IN























1	Name of Reporting Person	Amster Trading Company

2	If a member group			a)	/ /
						b)	/X/

3	SEC Use only

4	Source of Funds			WC

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship				USA

Number of Shares		7	Sole Voting
Beneficially
Owned By Each		8	Shared Voting		153,930
Reporting Person
With				9	Sole Dispositive

		          10	Shared Dispositive	153,930

11	Aggregate Amount Beneficially owned			153,930

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11) 2.78 %

14	Type of Reporting Person			CO


























1	Name of Reporting Person	Howard M. Amster Charitable
						Remainder Unitrust

2	If a member group			a)	/ /
						b)	/X/

3	SEC Use only

4	Source of Funds			AF

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship				USA

Number of Shares		7	Sole Voting
Beneficially
Owned By Each		8	Shared Voting			250,000
Reporting Person
With				9	Sole Dispositive

		          	10	Shared Dispositive		250,000

11	Aggregate Amount Beneficially owned				250,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11) 4.51 %

14	Type of Reporting Person				OO





























There are no changes to the Schedule 13D, Amendments No. 1,2,3,4, except as set forth in this 5th Amendment.

Item 2	Identity and Background

a)	Howard Amster

b)	25812 Fairmount Blvd, Beachwood, OH 44114-2214

c)	Present principal occupation- Principal, Ramat Securities Ltd., securities firm-23811 Chagrin Blvd # 200, Beachwood, OH 44122-5525

Howard Amster is a 100% owner of Amster Trading Company and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares of Amster
Trading Company.

Amster Trading Company, 25812 Fairmount Blvd, Beachwood, OH 44122
Investments
d)	Neither the officers, directors or shareholder of Amster Trading
Company have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors or shareholder of Amster Trading
Company have been a party to any civil proceedings of a judicial or administrative body of competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

Howard Amster has been appointed successor trustee to the Howard M. Amster Charitable Remainder Unitrust on April 30, 2001.
Mr. Amster can be deemed to have shared voting and shared dispositive power over this trust. Mr. Amster disclaims beneficial ownership of the securities owned by this trust.

b)	Address of the Trust-25812 Fairmount Blvd, Beachwood, OH 44122




















Item 4		Purpose of Transaction

Mr. Amster resigned as trustee of the Madav IX Foundation on 9/19/00. Madav IX Foundation is no longer part of Mr. Amster's member group.

July 3, 2000 record holders of common stock of Astrex Inc. received one share of a new Series B Convertible Preferred Stock ("Preferred Stock") for every three shares of common stock held which was distributed as a stock dividend in July of 2000.

               		 	Preferred Shares received
Howard Amster				 160,498

Amster Trading Company			  51,309

Howard M Amster CRUT			  83,333

On July 31, 2001 and thereafter each share of the Preferred Stock is convertible at the option of the holder into one share of common stock. Mr. Amster, Amster Trading Company and the Howard M Amster
Charitable Remainder Unitrust have no present intention of converting their respective shares of Preferred Stock.

The Preferred Stock holders have the right to cast 12 votes for each preferred share on all matters that common stock holders are entitled to vote upon. Since all common stock holders as of July 3, 2000 received a dividend of the Preferred Stock and since no Preferred Stock may be converted to common stock prior to July 31, 2001, Mr. Amster, Amster Trading Company and the Howard M Amster
Charitable Remainder Unitrust have no greater voting power then they had prior to the Preferred Stock dividend. Assuming Mr. Amster, Amster Trading Company and Howard M Amster Charitable Remainder Unitrust do not convert their Preferred Stock (which they have no present intention of doing) after July 31, 2001 their voting power may increase depending upon whether other holders of Preferred
Stock in fact convert their shares to common stock. The Preferred Stock carries 12 votes per share and could impede the acquisition of control of the Company by another person.


















Item 5	Interest in Securities of the Issuer

(a)(b) The aggregate amount owned by the reporting persons is 885,425 or 15.96 % of the outstanding common shares.

Howard Amster's Individual Retirement Account beneficially owns 481,495 shares or 8.68 % of the outstanding common shares.

Amster Trading Company benefically owns 153,930 shares or 2.77 % of the outstanding common shares.

Howard M Amster Charitable Remainder Unitrust owns 250,000 shares or 4.51 % of the outstanding common shares.


(a)(b) The aggregate amount owned by the reporting persons is 295,140 Preferred shares or 15.56 % of the outstanding Preferred Stock shares.

Howard Amster's Individual Retirement Account beneficially owns 160,498 Preferred shares or 8.46 % of the outstanding Preferred Stock shares.

Amster Trading Company benefically owns 51,309 Preferred shares or 2.7 % of the outstanding Preferred Stock shares.

Howard M Amster Charitable Remainder Unitrust owns 83,333 Preferred shares or 4.4 % of the outstanding Preferred Stock shares.

While Mr Amster, Amster Trading Company, Howard M Amster Charitable Remainder Unitrust have no present intention of converting their Preferred Shares to common stock on or after July 31, 2001, were they to do so, and assuming that no one else were to do so, then Mr. Amster, Amster Trading Company, and the Howard M Amster Charitable Remainder Unitrust would own no Preferred Stock and there would be 5,841,417 shares of common stock outstanding of which they would own or control 1,180,565 shares or 20.2 % of the common shares outstanding.




















Signature.	After reasonable inquiry and to the best of our knowledge
and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:	6/1/01


Howard Amster


Amster Trading Company


Howard M. Amster Charitable
Remainder Unitrust